Exhibit 99.1

Correction -- Fanhua Reports Second Quarter and First Half 2022 Unaudited Financial Results

GUANGZHOU, China, August 24, 2022, Eastern Daylight Time, (GLOBE NEWSWIRE) Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced a correction of a prior press release, “Fanhua Reportss Second Quarter and First Half 2022 Unaudited Financial Results” issued at 5PM on August 23, 2022. The cash, cash equivalents and restricted cash at beginning of period for the six months ended June 20, 2021 in the unaudited condensed consolidated statement of cash flow should read “350,098” instead of “1,219,436” and the cash, cash equivalents and restricted cash at end of period for the six months ended June 20, 2021 in the unaudited condensed consolidated statement of cash flow should read “429,330” instead of “1,298,668” as originally issued inadvertently. The complete, correct release follows.

Fanhua Reports Second Quarter and First Half 2022 Unaudited Financial Results

-- Life Insurance’s First Year Premiums for the Second Quarter of 2022 Grew 43.7% YoY --

-- Operating Income for the Second Quarter of 2022 Beats Guidance --

Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the second quarter and first half ended June 30, 20221.

Financial Highlights for the Second Quarter of 2022

(In thousands, except per ADS data)	2021Q2 (RMB)	2022Q2 (RMB)	2022Q2 (US$)	Change %
Total net revenues	689,919	703,116	104,972	1.9
Operating income	51,005	31,028	4,632	(39.2)
Net income attributable to the Company’s shareholders	67,405	32,123	4,796	(52.3)
Diluted net income per ADS	1.25	0.60	0.09	(52.0)
Cash, cash equivalents and short-term investments (as of June 30, 2021 and 2022)	1,447,685	1,090,044	162,739	(24.7)

Financial Highlights for the First Half of 2022

(In thousands, except per ADS data)	First Half 2021 (RMB)	First Half 2022 (RMB)	First Half 2022 (US$)	Change %
Total net revenues	1,784,948	1,389,503	207,447	(22.2)
Operating income	191,406	51,617	7,705	(73.0)
Impairment on investment in an affiliate	—	(78,277)	(11,686)	N/A
Net income (loss) attributable to the Company’s shareholders	205,790	(5,715)	(853)	(102.8)
Non-GAAP net income attributable to the Company’s shareholders	205,790	72,562	10,833	(64.7)
Diluted net income (loss) per ADS	3.83	(0.11)	(0.02)	(102.9)
Non-GAAP diluted net income per ADS	3.83	1.35	0.20	(64.8)

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the effective noon buying rate as of June 30, 2022 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Mr. Yinan Hu, chairman and chief executive officer of Fanhua, commented on the financial results of second quarter of 2022, “In the second quarter of 2022, as we continued executing on our ‘Professionalization, Career-based, Digitalization and Open Platform’ strategy and implemented a series of strategic initiatives, the efforts started to show fruitful results, with positive improvements across various operating metrics.”

“Our insurance business grew by 12.2% year-over-year to RMB2.9 billion in gross written premiums (“GWP”), of which our life insurance first year premiums (“FYP”) reached RMB615.7 million, up 43.7% year-over-year and 25% quarter-over-quarter. The growth was primarily driven by substantial increases in the number of high-performing agents and their per capita productivity, while we reduced the number of non-performing and low-performing agents. For instance, the number of “3-month 10K Premium Agents” who are defined as those contributing over RMB10,000 annualized premiums equivalent (“APE”) monthly for all three months during the quarter increased by 23.6% year-over-year with per capita productivity up 33.3% year-over-year, while the number of “100K Premium Agents” who are defined as those contributing over RMB100,000 APE during the quarter increased by 41.2% year-over-year with per capita productivity growing by 6.3% year-over-year. These are clear signs of the positive effects of our strategic focus on serving mid- to high-end customers and high-performing agents.”

“We delivered RMB31.0 million operating income in the second quarter of 2022, well exceeding our prior expectation, despite the disruption to agents’ offline activities and our claims adjusting business as a result of COVID-19 pandemic in certain regions, as well as our increased expenditures on digitalization and professionalization initiatives. The year-over-year decrease in operating income was mainly due to (i) a loss of RMB6.8 million within our claims adjusting segment due impacts of COVID-19 during the quarter, as compared to a profit of RMB3.5 million in the same period of 2021; (ii) an increase of investment in our Yuntong branches2 which correspondingly incurred a loss of RMB15.0 million during the second quarter of 2022; and (iii) our increased expenditure amounting to RMB10.3 million on refining our IT infrastructure to support digitalization of our operation and empower front-line operation of our agents. Although such investments may have increased our cost pressure, we believe they are necessary to strengthen our capabilities.”

“After over a year of implementation and continued refinement, our strategy is becoming clearer and more pragmatic, and has resulted in significant improvement of our brand image in our industry, further boosting the confidence of our staff and sales force.”

“For the second half of 2022, Fanhua will focus on pushing forward the following initiatives: (1) recruitment and training of high-performing agents, in particular 100K Premium Agents and Million-Dollar Roundtable3 members; (2) leveraging insurance trust services, healthcare and elderly care services to promote scenario-based marketing, fostering our differentiated competitive edge; and (3) further enhancing the standardized operation of the 3R (“Account Responsibility, Solution Responsibility, and Fulfillment Responsibility”) marketing model on our platform, to enable our agents to provide more professional and all-around services to their clients.”

“In the third quarter of 2022, although extrinsic factors such as the COVID-19 pandemic and the regulatory requirement for double-recording may continue to exert an impact on our business, Fanhua will continue to further implement our development strategy, and work to improve company value by grasping enormous market opportunities. While we expect to continue to invest in technology and training which may pose cost pressure in the near term and take time to come to fruition, the management is still confident in achieving positive growth with an operating profit of no less than RMB30 million.”

[2]	Yuntong, literally translated as Cloud Phoenixtree, was established in 2021 and is a high-end brand designated for our branches for elite and professional sales force in major cities.

[3]	The Million Dollar Round Table (“MDRT”) is a global, independent association of the world’s leading life insurance and financial services professionals. To qualify for MDRT membership in 2022, applicants must meet any of the following requirements, among others, (i) a minimum of $61,000 in paid eligible insurance commissions, (ii) a minimum of $122,000 of eligible insurance premiums, or (iii) a minimum annual gross income from the sale and service of insurance and financial products of $105.000.

Financial Results for the Second Quarter of 2022

Total net revenues were RMB703.1 million (US$105.0 million) for the second quarter of 2022, representing an increase of 1.9% from RMB689.9 million for the corresponding period in 2021.

●	Net revenues for agency business were RMB603.4 million (US$90.1 million) for the second quarter of 2022, representing an increase of 4.5% from RMB577.5 million for the corresponding period in 2021. In the second quarter of 2022, total GWP increased by 12.2% year-over-year to RMB2.9 billion, of which FYP grew by 35.0% year-over-year to RMB688.3 million while renewal premiums increased by 6.5% year-over-year to RMB2,162.4 million.

◆	Net revenues for the life insurance business were RMB570.7 million (US$85.2 million) for the second quarter of 2022, representing an increase of 5.1% from RMB542.8 million for the corresponding period in 2021. The increase was mainly due to the growth of first year premiums of the life insurance business, driven by an increase in the headcount of high-performing agents and the growth of their per capita productivity. In the second quarter of 2022, total life insurance GWP increased by 12.9% year-over-year to RMB2,778.1 million, of which first year premiums increased by 43.7% year-over-year to RMB615.7 million and renewal premiums increased by 6.5% year-over-year to RMB2,162.4 million.

Net revenues generated from our life insurance business accounted for 81.2% of our total net revenues in the second quarter of 2022.

◆	Net revenues for the P&C insurance business were RMB32.7 million (US$4.9 million) for the second quarter of 2022, representing a decrease of 5.5% from RMB34.6 million for the corresponding period in 2021. Net revenues for the P&C insurance business are mainly derived from commissions for medical insurance, accident insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). Net revenues generated from the P&C insurance business accounted for 4.6% of our total net revenues in the second quarter of 2022.

●	Net revenues for the claims adjusting business were RMB99.7 million (US$14.9 million) for the second quarter of 2022, representing a decrease of 11.4% from RMB112.5 million for the corresponding period in 2021. The decrease was due to the disruption to business as a result of the lockdowns in Shanghai and other areas in response to the COVID-19 outbreaks in those regions. Net revenues generated from the claims adjusting business accounted for 14.2% of our total net revenues in the second quarter of 2022.

Total operating costs and expenses were RMB672.1 million (US$100.3 million) for the second quarter of 2022, representing an increase of 5.2% from RMB638.9 million for the corresponding period in 2021.

●	Commission costs were RMB457.1 million (US$68.2 million) for the second quarter of 2022, representing an increase of 5.9% from RMB431.7 million for the corresponding period in 2021.

●	Commission costs for agency business were RMB391.3 million (US$58.4 million) for the second quarter of 2022, representing an increase of 7.6% from RMB363.6 million for the corresponding period in 2021.

◆	Costs of the life insurance business were RMB368.0 million (US$55.0 million) for the second quarter of 2022, representing an increase of 9.1% from RMB337.2 million for the corresponding period in 2021. The increase was in line with the increase in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 80.5% of our total commission costs in the second quarter of 2022.

◆	Costs of the P&C insurance business were RMB23.3 million (US$3.5 million) for the second quarter of 2022, representing a decrease of 11.7% from RMB26.4 million for the corresponding period in 2021. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). The decrease in the costs of P&C insurance business was in line with the decrease in net revenues of P&C insurance business. Costs incurred by the P&C insurance business accounted for 5.1% of our total commission costs in the second quarter of 2022.

●	Costs of claims adjusting business were RMB65.8 million (US$9.8 million) for the second quarter of 2022, representing a decrease of 3.4% from RMB68.1 million for the corresponding period in 2021. Costs incurred by the claims adjusting business accounted for 14.4% of our total commission costs in the second quarter of 2022.

●	Selling expenses were RMB66.8 million (US$10.0 million) for the second quarter of 2022, representing a decrease of 15.8% from RMB79.3 million for the corresponding period in 2021. The decrease was due to decreased sales events and decreased rental costs of our sales outlets, partially offset by increased headcount in our Yuntong branches.

●	General and administrative expenses were RMB148.2 million (US$22.1 million) for the second quarter of 2022, representing an increase of 15.9% from RMB127.9 million for the corresponding period in 2021. The increase was mainly due to increased expenditures for execution of the Professionalization, Digitalization and Open Platform strategy.

As a result of the foregoing factors, we recorded an operating income of RMB31.0 million (US$4.6 million) for the second quarter of 2022, representing a decrease of 39.2% from RMB51.0 million for the corresponding period in 2021.

Operating margin was 4.4% for the second quarter of 2022, compared to 7.4% for the corresponding period in 2021.

Investment income was RMB2.2 million (US$0.3 million) for the second quarter of 2022, as compared to investment income of RMB6.3 million for the corresponding period in 2021. The investment income in the second quarter of 2022 consisted of yields from short-term investments in financial products, and is recognized when the investment matures or is disposed of.

Income tax expense was RMB7.6 million (US$1.1 million) for the second quarter of 2022, representing a decrease of 52.2% from RMB15.9 million for the corresponding period in 2021. The effective tax rate for the second quarter of 2022 was 22.6% compared with 21.4% for the corresponding period in 2021.

Share of income of affiliates, net of impairment was RMB2.5 million (US$0.4 million) for the second quarter of 2022, as compared to RMB11.0 million for the corresponding period in 2021. We have ceased to record share of income of CNFinance Holdings Limited (“CNFinance”) since the Company distributed its shares of CNFinance to its shareholders as dividends on June 28, 2022.

Net income was RMB28.7 million (US$4.3 million) for the second quarter of 2022, representing a decrease of 58.6% from RMB69.4 million for the corresponding period in 2021.

Net income attributable to the Company’s shareholders was RMB32.1 million (US$4.8 million) for the second quarter of 2022, representing a decrease of 52.3% from RMB67.4 million for the corresponding period in 2021.

Net margin was 4.6% for the second quarter of 2022 as compared to 9.8% for the corresponding period in 2021.

Basic and diluted net income per ADS were RMB0.60 (US$0.09) and RMB0.60 (US$0.09) for the second quarter of 2022, respectively, representing decreases of 52.4% and 52.0% from RMB1.26 and RMB1.25 for the corresponding period in 2021, respectively.

As of June 30, 2022, the Company had RMB1,090.0 million (US$162.7 million) in cash, cash equivalents and short-term investments.

Financial Results for the First Half of 2022

Total net revenues were RMB1,389.5 million (US$207.4 million) for the first half of 2022, representing a decrease of 22.2% from RMB1,784.9 million for the corresponding period in 2021.

●	Net revenues for agency business were RMB1,191.4 million (US$177.9 million) for the first half of 2022, representing a decrease of 24.5% from RMB1,577.5 million for the corresponding period in 2021. In the first half of 2022, total GWP increased by 10.9% year-over-year to RMB6.3 billion, of which FYP decreased by 10.8% year-over-year to RMB1,251.1 million while renewal premiums increased by 18.1% year-over-year to RMB5,045.6 million.

◆	Net revenues for the life insurance business were RMB1,129.2 million (US$168.6 million) for the first half of 2022, representing a decrease of 25.3% from RMB1,512.0 million for the corresponding period in 2021. The decrease was mainly due to i) disruption to offline sales activities of our sales agents in the first quarter of 2022 as a result of the COVID-19 outbreaks in multiple regions of China, (ii) subdued customer demands for insurance due to concerns on resurgences of the pandemic and increased economic uncertainty and iii) high base in the first quarter of 2021 as a result of the strong sales of critical illness products prior to the transition to the new critical illness definition framework. In the first half of 2022, total life insurance GWP increased by 11.4% year-over-year to RMB6,153.9 million, of which FYP decreased by 11.4% year-over-year to RMB1,108.3 million and renewal premiums increased by 18.1% year-over-year to RMB5,045.6 million.

◆	Net revenues generated from our life insurance business accounted for 81.3% of our total net revenues in the first half of 2022.

◆	Net revenues for the P&C insurance business were RMB62.2 million (US$9.3 million) for the first half of 2022, representing a decrease of 5.0% from RMB65.5 million for the corresponding period in 2021. Net revenues for the P&C insurance business are mainly derived from commissions for medical insurance, accident insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). Net revenues generated from the P&C insurance business accounted for 4.5% of our total net revenues in the first half of 2022.

●	Net revenues for the claims adjusting business were RMB198.1 million (US$29.6 million) for the first half of 2022, representing a decrease of 4.5% from RMB207.4 million for the corresponding period in 2021. The decrease was mainly caused by the disruption to our business in Shenzhen, Shanghai and other areas due to the COVID-19 outbreaks in those regions. Net revenues generated from the claims adjusting business accounted for 14.2% of our total net revenues in the first half of 2022.

Total operating costs and expenses were RMB1,337.9 million (US$199.7 million) for the first half of 2022, representing a decrease of 16.0% from RMB1,593.5 million for the corresponding period in 2021.

●	Commission costs were RMB907.8 million (US$135.5 million) for the first half of 2022, representing a decrease of 22.4% from RMB1,169.4 million for the corresponding period in 2021.

●	Commission cost for agency business were RMB774.7 million (US$115.7 million) for the first half of 2022, representing a decrease of 25.3% from RMB1,037.6 million for the corresponding period in 2021.

◆	Costs of the life insurance business were RMB731.5 million (US$109.2 million) for the first half of 2022, representing a decrease of 26.1% from RMB989.9 million for the corresponding period in 2021. The decrease was in line with the decline in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 80.6% of our total commission costs in the first half of 2022.

◆	Costs of the P&C insurance business were RMB43.2 million (US$6.4 million) for the first half of 2022, representing a decrease of 9.4% from RMB47.7 million for the corresponding period in 2021. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). The decrease in the costs of P&C insurance business was in line with the decrease in net revenues of P&C insurance business. Costs incurred by the P&C insurance business accounted for 4.8% of our total commission costs in the first half of 2022.

●	Costs of claims adjusting business were RMB133.1 million (US$19.9 million) for the first half of 2022, representing an increase of 1.0% from RMB131.8 million for the corresponding period in 2021. Costs incurred by the claims adjusting business accounted for 14.7% of our total commission costs in the first half of 2022.

●	Selling expenses were RMB141.6 million (US$21.1 million) for the first half of 2022, representing a decrease of 10.2% from RMB157.7 million for the corresponding period in 2021. The decrease was due to decreased sales events and decreased rental costs of our sales outlets, partially offset by increased headcount in our Yuntong branches.

●	General and administrative expenses were RMB288.5 million (US$43.1 million) for the first half of 2022, representing an increase of 8.3% from RMB266.4 million for the corresponding period in 2021. The increase was mainly due to increased expenditures for execution of the Professionalization, Digitalization and Open Platform strategy.

As a result of the foregoing factors, we recorded an operating income of RMB51.6 million (US$7.7 million) for the first half of 2022, representing a decrease of 73.0% from RMB191.4 million for the corresponding period in 2021.

Operating margin was 3.7% for the first half of 2022, compared to 10.7% for the corresponding period in 2021.

Investment income was RMB6.3 million (US$0.9 million) for the first half of 2022, representing a decrease of 61.8% from RMB16.5 million for the corresponding period in 2021. The investment income in the first half of 2022 consisted of yields from short-term investments in financial products, and is recognized when the investment matures or is disposed of.

Income tax expense was RMB14.0 million (US$2.1 million) for the first half of 2022, representing a decrease of 71.2% from RMB48.6 million for the corresponding period in 2021. The effective tax rate for the first half of 2022 was 20.2% compared with 21.4% for the corresponding period in 2021.

Share of income of affiliates, net of impairment was negative RMB68.1 million (US$10.2 million) for the first half of 2022, compared to RMB26.3 million for the corresponding period in 2021. The share of income of affiliates, net of impairment for the first half of 2022 mainly included (i) an other-than-temporary impairment loss of RMB78.3 million (US$11.7 million) on investment in CNFinance, (ii) share of income from CNFinance of RMB11.3 million (US$1.7 million), compared to share of income from CNFinance of RMB27.7 million in the same period of 2021.

Net loss was RMB13.0 million (US$1.9 million) for the first half of 2022, as compared to net income of RMB204.7 million for the corresponding period in 2021.

Net loss attributable to the Company’s shareholders was RMB5.7 million (US$0.9 million) for the first half of 2022, as compared to net income attributable to the Company’s shareholders of RMB205.8 million for the corresponding period in 2021, mainly due to the share of loss and impairment of affiliates.

Non-GAAP net income attributable to the Company’s shareholders, (exclusive of impairment on investment in CNFinance), was RMB72.6 million (US$10.8 million) for the first half of 2022, representing a decrease of 64.7% from RMB205.8 million for the corresponding period in 2021.

Net margin was negative 0.4% for the first half of 2022 as compared to 11.5% for the corresponding period in 2021.

Non-GAAP net margin was 5.2% for the first half of 2022 as compared to 11.5% for the corresponding period in 2021.

Basic and diluted net loss per ADS were RMB0.11 (US$0.02) and RMB0.11 (US$0.02) for the first half of 2022, respectively, as compared to basic and diluted net income per ADS of RMB3.83 and RMB3.83 for the corresponding period in 2021, respectively.

Non-GAAP basic and diluted net income per ADS were RMB1.35 (US$0.20) and RMB1.35 (US$0.20) for the first half of 2022, respectively, representing decreases of 64.8% and 64.8% from RMB3.83 and RMB3.83 for the corresponding period in 2021, respectively.

Other Key Operational Metrics:

●	Lan Zhanggui - Our one-stop insurance service platform:

➢	The number of active users of Lan Zhanggui[4] was 15,797 in the second quarter of 2022, as compared to 30,760 in the same period of 2021. The decrease was mainly due to our focus on serving higher-end customers and high-performing agents and purposely reducing the number of non-performing or low efficiency agents at the same time, and the decline in the number of users who sell auto insurance.

➢	Insurance premiums generated from Lan Zhanggui were RMB524.6 million (US$78.3 million) in the second quarter of 2022 as compared to RMB495.4 million in the corresponding period of 2021. The insurance premiums generated per active user was RMB33,209 in the second quarter of 2022, as compared to RMB16,105 in the corresponding period of 2021.

●	Baowang (www.baoxian.com) - Our Direct-to-Consumer (“DTC”) online insurance platform for Accident & Short Term Health insurance(“A&H”), travel and homeowner insurance:

➢	The number of active customer accounts[5] was 56,647 in the second quarter of 2022, as compared to 96,978 in the corresponding period of 2021;

➢	Insurance premiums generated on Baoxian.com were RMB88.2 million (US$13.2 million) in the second quarter of 2022, representing a decrease of 0.5% from RMB88.6 million in the corresponding period of 2021. The insurance premiums generated per active customer account were RMB1,557 in the second quarter of 2022, as compared to RMB914 in the corresponding period of 2021.

●	The number of performing agents[6] was 32,464 in the second quarter of 2022, compared to 50,982 in the corresponding period of 2021. The number of performing agents for selling life insurance products was 10,653 in the second quarter of 2022, compared to 16,487 in the corresponding period of 2021. The decrease in the number of performing agents for selling life insurance products was primarily because we shifted focus to serving high-end customers and high-performing agents while purposely reducing the number of non-performing or low efficiency agents. As of June 30, 2022, Fanhua’s distribution network consisted of 712 sales outlets in 23 provinces and 104 services outlets in 31 provinces, compared with 771 sales outlets in 23 provinces and 112 service outlets in 31 provinces as of June 30, 2021.

Recent Developments

●	As of June 30, 2022, eHuzhu, our online mutual aid platform, which serves to provide alternative risk protection programs to lower-income group at more affordable costs, gathered over 2.0 million paying members and assisted 9,538 families in raising over RMB1.1 billion funds to cover their medical costs and help them get through tough times.

●	In July 2022, Fanhua ranked 20th among the “Top 20 Global Insurance Brokers” in 2021, according to Best’s Review, a monthly magazine published by A. M. Best, one of the most prestigious insurance rating agencies in the world. Fanhua first made the list in 2009 and has been the only Asian insurance broker on the list. The ranking was based on total revenues in 2021.

●	Fanhua has recently launched training and certification programs of Family Office Consultant (“FOC”), Family Retirement Planner (“FRP”) and Family Policy Custodian (“FPC”) to help its sales team to improve professional skills. The FOC training provides agents with courses on laws, tax, family trust, insurance trust and more aspects centering “insurance + trust”, aiming at training them into professionals in wealth protection and legacy management. We organized 18 FOC training programs and granted FOC certifications to 1,676 qualified agents in the first half of 2022. The FRC training aims to train professionals on the capability of providing customers with services of retirement planning, savings and wealth management and legacy management based on value-added whole life insurance products. We have organized 133 FRP training programs in total providing complete training for 9,308 agents.

●	On July 29, 2022, in the Jinnuo Awards organized by China Banking and Insurance News, one of the most authoritative publication in the banking and insurance industries, Fanhua won the award of “Marketing Example of Financial Products”, and Fanhua eHuzhu’s “Marketing Program of Top 10 Cancer Fighting Cases” was selected as one of the “Outstanding Social Responsibility Projects in the Finance Industry of the Year”. Fanhua has won Jinnuo awards for four years in a row.

[4]	Active users of Lan Zhanggui in a given period refer to users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during such period.
[5]	Active customer accounts in a given period refer to customer accounts that made at least one purchase directly through www.baoxian.com, its mobile application, or WeChat public account during such period.
[6]	Performing agents in a given period refer to agents who sold at least one insurance policy during such period.

Business Outlook

Fanhua expects its operating income to be no less than RMB30 million for the third quarter of 2022. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various factors.

Conference Call

The Company will host a conference call to discuss its second quarter and first half 2022 financial results as per the following details.

Time: 9:00 p.m. Eastern Daylight Time on August 23, 2022

or 9:00 a.m. Beijing/Hong Kong Time on August 24, 2022

Please pre-register online in advance to join the conference call by navigating to the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

Conference Call Preregistration: https://register.vevent.com/register/BI1468182f82a945f6967767ffca560b32

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website: https://edge.media-server.com/mmc/p/r9af7t6q

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of June 30, 2022, our distribution and service network consisted of 712 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 104 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under generally accepted accounting principles in the United States (“GAAP”), the Company also provides non-GAAP net income attributable to the Company’s shareholders, non-GAAP net margin and non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures, as supplemental measures to review and assess operating performance. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before impairment on investment in an affiliate. Non-GAAP net margin is defined as non-GAAP net income attributable to the Company’s shareholders as a percentage of net revenues. Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period. Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods.

The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations. Specifically, the Company’s non-GAAP measures exclude impairment on investment in an affiliate. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, including peer companies. The presentation of these non-GAAP financial measures has limitations as analytical tools, and investors should not consider them in isolation from, or as a substitute for analysis of, the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this press release.

FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	564,624	509,815	76,113
Restricted cash	76,303	66,984	10,000
Short term investments	870,682	580,229	86,626
Accounts receivable, net	653,757	592,768	88,499
Other receivables	60,755	169,571	25,316
Other current assets	39,947	133,170	19,882
Total current assets	2,266,068	2,052,537	306,436

Non-current assets:
Restricted bank deposit - non current	15,595	15,626	2,333
Contract assets, net - non-current	192,114	282,274	42,142
Property, plant, and equipment, net	46,800	103,611	15,469
Goodwill and intangible assets, net	109,869	109,869	16,403
Deferred tax assets	18,728	25,614	3,824
Investment in affiliates	335,808	5,498	821
Other non-current assets	31,459	31,310	4,674
Right of use assets	225,677	185,515	27,697
Total non-current assets	976,050	759,317	113,363
Total assets	3,242,118	2,811,854	419,799
Current liabilities:
Accounts payable	377,558	314,825	47,002
Insurance premium payables	24,054	19,044	2,843
Other payables and accrued expenses	178,157	171,920	25,667
Accrued payroll	111,672	85,810	12,811
Income tax payable	130,222	125,304	18,707
Current operating lease liability	87,012	82,149	12,265
Total current liabilities	908,675	799,052	119,295

Non-current liabilities:
Accounts payable – non-current	97,869	143,800	21,469
Other tax liabilities	73,213	54,930	8,201
Deferred tax liabilities	73,716	86,728	12,948
Non-current operating lease liability	128,283	92,823	13,858
Total non-current liabilities	373,081	378,281	56,476
Total liabilities	1,281,756	1,177,333	175,771

Ordinary shares	8,089	8,091	1,208
Statutory reserves	557,221	557,221	83,191
Retained earnings	1,311,715	988,270	147,545
Accumulated other comprehensive loss	(39,140)	(34,266)	(5,116)
Total shareholders’ equity	1,837,885	1,519,316	226,828
Non-controlling interests	122,477	115,205	17,200
Total equity	1,960,362	1,634,521	244,028
Total liabilities and equity	3,242,118	2,811,854	419,799

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	US$
Net revenues:
Agency	577,453	603,406	90,086	1,577,557	1,191,394	177,870
Life insurance business	542,789	570,654	85,196	1,512,023	1,129,228	168,589
P&C insurance business	34,664	32,752	4,890	65,534	62,166	9,281
Claims adjusting	112,466	99,710	14,886	207,391	198,109	29,577
Total net revenues	689,919	703,116	104,972	1,784,948	1,389,503	207,447
Operating costs and expenses:
Agency	(363,620)	(391,258)	(58,413)	(1,037,638)	(774,701)	(115,660)
Life insurance Business	(337,260)	(367,976)	(54,937)	(989,942)	(731,503)	(109,211)
P&C insurance Business	(26,360)	(23,282)	(3,476)	(47,696)	(43,198)	(6,449)
Claims adjusting	(68,117)	(65,827)	(9,828)	(131,756)	(133,076)	(19,868)
Total operating costs	(431,737)	(457,085)	(68,241)	(1,169,394)	(907,777)	(135,528)
Selling expenses	(79,322)	(66,761)	(9,967)	(157,725)	(141,629)	(21,145)
General and administrative expenses	(127,855)	(148,242)	(22,132)	(266,423)	(288,480)	(43,069)
Total operating costs and expenses	(638,914)	(672,088)	(100,340)	(1,593,542)	(1,337,886)	(199,742)
Income from operations	51,005	31,028	4,632	191,406	51,617	7,705
Other income, net:
Investment income	6,308	2,220	331	16,541	6,274	937
Interest income	516	1,158	173	1,042	1,837	274
Others, net	16,518	(565)	(83)	17,995	9,408	1,405
Income from operations before income taxes and share of income of affiliates	74,347	33,841	5,053	226,984	69,136	10,321
Income tax expense	(15,890)	(7,641)	(1,141)	(48,591)	(13,989)	(2,088)
Share income of affiliates, net of impairment	10,965	2,500	373	26,327	(68,134)	(10,172)
Net income (loss)	69,422	28,700	4,285	204,720	(12,987)	(1,939)
Less: net income (loss) attributable to non-controlling interests	2,017	(3,423)	(511)	(1,070)	(7,272)	(1,086)
Net income (loss) attributable to the Company’s shareholders	67,405	32,123	4,796	205,790	(5,715)	(853)

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per share:
Basic	0.06	0.03	0.01	0.19	(0.01)	(0.01)
Diluted	0.06	0.03	0.01	0.19	(0.01)	(0.01)
Net income (loss) per ADS:
Basic	1.26	0.60	0.09	3.83	(0.11)	(0.02)
Diluted	1.25	0.60	0.09	3.83	(0.11)	(0.02)
Shares used in calculating net income per share:
Basic	1,073,891,784	1,074,291,784	1,074,291,784	1,073,891,784	1,074,143,718	1,074,143,718
Diluted	1,074,291,210	1,074,291,784	1,074,291,784	1,074,291,224	1,074,143,718	1,074,143,718

Net income (loss)	69,422	28,700	4,285	204,720	(12,987)	(1,939)
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(1,311)	706	105	(7,689)	796	119
Share of other comprehensive (loss) income of affiliates	(1,038)	5,101	762	(496)	4,688	700
Unrealized net gains (loss) on available-for-sale investments	4,286	4,502	672	(2,694)	(610)	(91)
Comprehensive income (loss)	71,359	39,009	5,824	193,841	(8,113)	(1,211)
Less: Comprehensive income (loss) attributable to the non-controlling interests	2,017	(3,423)	(511)	(1,070)	(7,272)	(1,086)
Comprehensive income (loss) attributable to the Company’s shareholders	69,342	42,432	6,335	194,911	(841)	(125)

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	69,422	28,700	4,285	204,720	(12,987)	(1,939)
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(1,335)	(149)	(22)	(1,427)	(1,798)	(268)
Share of income of affiliates, net of impairment	(10,965)	(2,500)	(373)	(26,327)	68,134	10,172
Other non-cash adjustments	(5,878)	44,394	6,629	32,036	80,049	11,952
Changes in operating assets and liabilities	(91,318)	(20,324)	(3,035)	(168,625)	(170,351)	(25,432)
Net cash (used in) generated from operating activities	(40,074)	50,121	7,484	40,377	(36,953)	(5,515)
Cash flows from investing activities:
Purchase of short term investments	(2,977,210)	(686,000)	(102,417)	(5,744,640)	(1,541,000)	(230,065)
Proceeds from disposal of short term investments	2,736,181	765,884	114,343	5,956,254	1,834,331	273,858
Prepayment for acquisition of short-term investments	-	(100,000)	(14,930)	-	(100,000)	(14,930)
Cash rendered for loan receivables from a third party	-	(100,000)	(14,930)	-	(100,000)	(14,930)
Others	(10,065)	(6,392)	(954)	(7,191)	(68,156)	(10,176)
Net cash (used in) generated from investing activities	(251,094)	(126,508)	(18,888)	204,423	25,175	3,7576
Cash flows from financing activities：
Dividends paid	(139,469)	(52,069)	(7,774)	(139,469)	(52,069)	(7,774)
Dividend distributed to non-controlling interest	(7,580)	-	-	(7,580)	-	-
Others	-	-	-	(10,200)	-	-
Net cash used in financing activities	(147,049)	(52,069)	(7,774)	(157,249)	(52,069)	(7,774)
Net (decrease) increase in cash, cash equivalents and restricted cash	(438,217)	(128,456)	(19,178)	87,551	(63,847)	(9,532)
Cash, cash equivalents and restricted cash at beginning of period	869,338	721,388	107,700	350,098	656,522	98,016
Effect of exchange rate changes on cash and cash equivalents	(1,791)	(507)	(76)	(8,319)	(250)	(38)
Cash, cash equivalents and restricted cash at end of period	429,330	592,425	88,446	429,330	592,425	88,446

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Six Months Ended June 30
	2021			2022
	GAAP	Impairment on investment in affiliates	Non- GAAP	GAAP	Impairment on investment in affiliates	Non- GAAP	Change %
Net revenues	1,784,948	-	1,784,948	1,389,503	-	1,389,503	(22.2)
Income from operations	191,406	-	191,406	51,617	-	51,617	(73.0)
Operating margin	10.7%	-	10.7%	3.7%		3.7%	(65.4)
Share of income of affiliates, net of impairment	26,327	-	26,327	(68,134)	(78,277)	10,143	(61.5)
Net income (loss) attributable to the Company’s shareholders	205,790	-	205,790	(5,715)	(78,277)	72,562	(64.7)
Net margin	11.5%	-	11.5%	(0.4)%	-	5.2%	(54.8)
Net income (loss) per share:
Basic	0.19	-	0.19	(0.01)	-	0.07	(63.2)
Diluted	0.19	-	0.19	(0.01)	-	0.07	(63.2)
Net income (loss) per ADS :
Basic	3.83	-	3.83	(0.11)	-	1.35	(64.8)
Diluted	3.83	-	3.83	(0.11)	-	1.35	(64.8)
Shares used in calculating net income (loss) per share :
Basic	1,073,891,784	-	1,073,891,784	1,074,143,718	-	1,074,143,718	-
Diluted	1,074,291,224	-	1,074,291,224	1,074,143,718	-	1,074,143,718	-

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.